Exhibit 99.3

TURBO ENERGY DELIVERS RECORD FIRST-HALF 2026 REVENUE AND SWINGS TO POSITIVE OPERATING INCOME

Revenue increased 172.7% to €15.0 million (approximately $17.2 million); operating income turned positive, representing a €1.7 million year-over-year improvement

VALENCIA, Spain — (GLOBE NEWSWIRE) — September 29, 2026 — Turbo Energy, S.A. (Nasdaq: TURB) (“Turbo Energy” or the “Company”), a technology-driven integrator of energy storage and intelligent energy-management solutions, today reported its unaudited consolidated financial results for the six months ended June 30, 2026.

Total revenue for the first half of 2026 increased 172.7% to €15,033,238 (approximately $17.2 million), compared with €5,512,458 in the first half of 2025. The Company achieved positive operating income of €510,542 (approximately $0.58 million) in the first half of 2026, compared with an operating loss of €1,164,274 in the prior-year period, representing a year-over-year improvement of €1,674,816 (approximately $1.91 million). Turbo Energy also reported net income of €65,647 (approximately $75,000) in the first half of 2026, compared with a net loss of €1,397,715 in the first half of 2025.

Revenue growth reflected the continued expansion of the Company’s intelligent energy solutions business, including the execution of its 366 MWh industrial energy-storage project and continued activity across its broader product portfolio.

The results are consistent with the preliminary results announced in July 2026 and mark an important step in Turbo Energy’s transition from a period focused on technology investment and market expansion toward greater operating discipline and improved financial performance.

First Half 2026 Financial Highlights

●	Record revenue: Total revenue increased 172.7% to €15,033,238 (approximately $17.2 million), from €5,512,458 in the first half of 2025.

●	Higher gross profit: Gross profit increased 87.6% to €2,484,022 (approximately $2.8 million), from €1,324,430.

●	Positive operating and net income: Operating income reached €510,542 (approximately $0.58 million), and net income was €65,647 (approximately $75,000), compared with an operating loss of €1,164,274 and a net loss of €1,397,715.

●	Stronger equity position: Shareholders’ equity increased to €5,518,529 (approximately $6.3 million) as of June 30, 2026, from €1,599,640 as of December 31, 2025.

“The first half of 2026 marks an important financial milestone for Turbo Energy,” said Mariano Soria, the Chief Executive Officer of Turbo Energy. “We delivered record revenue and moved from an operating loss to positive operating income. This performance reflects the growing scale of our project execution and the investments we have made in technology and industrial energy-storage capabilities.”

“Our next priority is to build on this progress by improving project mix and margins, converting working capital more efficiently into cash and increasing the contribution of our proprietary energy-management technology and service-based business models. We believe these capabilities can create a more differentiated and higher-value energy-storage platform.”

Operating income reflects higher gross profit and lower operating expenses

Gross profit increased 87.6% to €2,484,022 (approximately $2.8 million), from €1,324,430 in the prior-year period. Cost of revenue increased 199.7% to €12,549,216 (approximately $14.3 million), from €4,188,028, reflecting the substantial increase in sales volume and the greater contribution of large-scale industrial project deliveries. As a result, gross margin was 16.5%, compared with 24.0% in the first half of 2025. Improving project mix and increasing the contribution of proprietary software and service-based revenue remain key priorities for the Company.

Total operating expenses decreased 20.7% to €1,973,480 (approximately $2.3 million), from €2,488,704. The combination of higher gross profit and lower operating expenses resulted in operating income of €510,542 (approximately $0.58 million), compared with an operating loss of €1,164,274 in the first half of 2025.

Total other expense increased to €444,895 (approximately $0.51 million), from €233,441, primarily due to higher interest expense and foreign-exchange losses. After these items, Turbo Energy reported net income of €65,647 (approximately $75,000), compared with a net loss of €1,397,715 in the prior-year period.

Strengthened financial position

Shareholders’ equity increased to €5,518,529 (approximately $6.3 million) as of June 30, 2026, from €1,599,640 as of December 31, 2025. The increase primarily reflected €3.78 million (approximately $4.32 million) in net proceeds from the Company’s registered direct offering and at-the-market issuances during the first half of 2026.

Working capital improved to €6,547,449 (approximately $7.5 million) as of June 30, 2026, from negative working capital of €910,135 as of December 31, 2025. The improvement primarily reflected the restructuring of €4,870,491 (approximately $5.6 million) of bank debt into long-term financing, the proceeds from Turbo Energy’s equity offerings and a reduction in current liabilities.

Toward a higher-value energy-storage platform

Turbo Energy is evolving its offering beyond the supply and integration of energy-storage systems toward a model combining project execution, intelligent energy management and service-based revenue opportunities. Turbo Energy believes this combination can increase the operational and economic value of deployed storage infrastructure while creating a more differentiated and scalable business over time.

Availability of financial information

Turbo Energy’s unaudited condensed interim consolidated financial statements and its Operating and Financial Review and Prospects for the six months ended June 30, 2026, and 2025 are included in a Report on Form 6-K furnished to the U.S. Securities and Exchange Commission.

The Company’s condensed interim consolidated financial statements are presented in euros, its functional currency. Unless otherwise indicated, all U.S. dollar amounts translated from euros in this press release are approximate and were calculated using an exchange rate of $1.1417 per euro, which was the June 30, 2026, exchange rate according to the U.S. Federal Reserve. These translations are provided solely for the convenience of readers and should not be construed as representations that the euro amounts could have been or could be converted into U.S. dollars at that or any other rate.

About Turbo Energy, S.A.

Founded in 2013, Turbo Energy, S.A. (Nasdaq: TURB) is a global technology integrator specializing in AI-driven energy storage and energy management solutions. The Company integrates advanced battery storage, proprietary software and energy management systems into intelligent energy solutions that help residential, commercial and industrial customers optimize energy consumption, reduce costs, improve resilience and maximize the value of their energy assets.

As part of Umbrella Global Energy, Turbo Energy plays a strategic role in driving innovation in intelligent energy storage, electrification and software-defined energy management across Europe, North America and Latin America. For more information, please visit www.turbo-e.com.

Forward-Looking Statements

Statements in this press release about future expectations, plans and prospects, as well as any other statements regarding matters that are not historical facts, may constitute “forward-looking statements” within the meaning of The Private Securities Litigation Reform Act of 1995. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on current beliefs, expectations and assumptions regarding the future of the business of the Company, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of the Company’s control, including the risks described in the Company’s registration statements and annual reports under the heading “Risk Factors” as filed with the Securities and Exchange Commission. Actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Any forward-looking statements contained in this press release speak only as of the date hereof, and Turbo Energy, S.A. specifically disclaims any obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

For more information, please contact:

Turbo Energy | Investor Relations
Email: investors@turbo-e.com
Website: investors.turbo-e.com

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TURBO ENERGY, S.A.

Condensed Interim Consolidated Statements of Operations

(Unaudited)

(Expressed in Euro)

		Six Months Ended June 30,
	Note	2026	2025
Revenue	18	€7,835,027	€5,026,963
Revenue - related parties	11,18	7,186,691	410,342
Other operating income		11,520	75,153
Total Revenue		15,033,238	5,512,458
Cost and Expenses
Cost of revenues	19	12,549,216	4,188,028
Selling and administrative	20	1,378,224	1,137,050
Selling and administrative - related parties	11,20	101,744	356,912
Salaries and benefits		400,755	870,583
Salaries and benefits - related parties	11	69,063	124,159
Bad debt expense	4	23,694	-
Total Cost and Expenses		14,522,696	6,676,732
Income (loss) from operations		510,542	(1,164,274)
Other Income (Expense)
Other income		-	208
Interest income		-	3,457
Interest expense		(351,691)	(157,432)
Interest expense - related party		(26,448)	(40,627)
Foreign exchange gain (loss)		(66,756)	(39,047)
Total Other Income (Expense)		(444,895)	(233,441)
Net Income (Loss) Before Income Tax		65,647	(1,397,715)
Income tax Expense (Recovery)
- Current		-	-
- Deferred		-	-
Net Income (Loss)		€65,647	€(1,397,715)
Basic Net Income (Loss) per Ordinary Share		€0.00	€(0.03)
Diluted Net Income (Loss) per Ordinary Share		€0.00	€(0.03)
Weighted Average Number of Ordinary Shares Outstanding - Basic		59,415,835	55,085,700
Weighted Average Number of Ordinary Shares Outstanding - Diluted		61,143,577	55,085,700

TURBO ENERGY, S.A.

Condensed Interim Consolidated Statements of Financial Position

(Unaudited)

(Expressed in Euro)

		June 30,	December 31,
As at	Note	2026	2025

Assets
Current
Cash and cash equivalent	2	€503,586	€493,129
Accounts receivable and other receivables	4	3,274,020	1,739,775
Inventories	5	4,830,099	3,444,184
Amount due from related parties	11	5,942,031	10,443,887
Prepaid expense	6	3,712,271	3,643,077
Investments	7	34,557	34,557
Total Current Assets		18,296,564	19,798,609
Non-Current Assets
Property and equipment, net	8	204,452	214,966
Intangible assets, net	9	1,882,964	2,102,151
Right-of-use assets	16	15,470	21,444
Deferred tax assets		2,272,573	2,272,573
Total Assets		€22,672,023	€24,409,743

Liabilities and Shareholders’ Equity
Current Liabilities
Accounts payable and accrued liabilities	10	€6,848,799	€12,647,530
Accrued interest payable	12	34,310	355,711
Accrued interest payable - related party	11	26,448	-
Amount due to related parties	11	3,400,635	2,929,117
Lease liabilities - current portion	16	10,163	12,203
Bank loans - current portion	13	1,175,408	4,510,831
Debt bond - current portion	12	253,352	253,352
Total Current Liabilities		11,749,115	20,708,744
Non-Current Liabilities
Lease liabilities	16	6,068	10,059
Bank loans	13	3,433,687	-
Deferred tax liabilities		30,595	30,595
Debt bond - noncurrent portion	12	1,934,029	2,060,705
Total Liabilities		17,153,494	22,810,103
Shareholders’ Equity
Share Capital	14	3,143,855	2,754,285
Additional paid in capital	14	7,404,278	3,940,606
Reserve	15	1,411,846	1,411,846
Accumulated Deficit		(6,441,450)	(6,507,097)
Total Shareholders’ Equity		5,518,529	1,599,640
Total Liabilities and Shareholders’ Equity		€22,672,023	€24,409,743

TURBO ENERGY, S.A.

Condensed Interim Consolidated Statements of Cash Flows

(Unaudited)

(Expressed in Euro)

		Six Months Ended June 30,
	Note	2026	2025
Cash Provided by (Used in)
Operating Activities
Net income (loss) before income tax		€65,647	€(1,397,715)
Items not affecting cash:
Stock-based compensation	2	67,220	63,682
Bad debt expense	4	23,694	-
Depreciation of property and equipment	8	10,514	5,937
Amortization of intangible assets	9	244,527	48,763
Amortization of right-of-use assets	16	5,974	38,250
Accretion of lease liabilities	16	430	2,442
Gain on lease cancellation	16	-	(137)
Changes in non-cash working capital items:
Inventories	5	(1,385,915)	(636,450)
Accounts receivable and other receivables	4	(1,557,939)	1,934,794
Deferred tax assets	17	-	3,390
Due from related parties	11	5,097,469	(151,543)
Due to related parties	11	(67,154)	(1,329)
Prepaid expense	6	(69,194)	(580,865)
Accounts payable and accrued liabilities	10	(5,798,731)	(733,186)
Accrued interest payable	12	(321,401)	23,436
Accrued interest payable - related party	11	26,448	40,627
Net cash used in operating activities		(3,658,411)	(1,339,904)
Investing Activities
Purchase of equipment	8	-	(9,008)
Purchase of intangible assets	9	(25,340)	(450,962)
Net cash used in investing activities		(25,340)	(459,970)
Financing Activities
Net proceed from Issuance of common stock through public offering	13	3,786,022	-
Proceeds from debt bond	12	-	1,667,638
Repayment of debt bond	12	(126,676)	(126,676)
Repayment of bank loans	13	-	(90,374)
Net proceeds (repayment) from lines of credit	13	98,264	276,052
Repayment of lease liabilities	16	(6,461)	(40,488)
Payments to related parties	11	(59,083)	(907,213)
Proceeds from related parties	11	2,142	370
Net cash provided by financing activities		3,694,208	779,309
Net change in cash		10,457	(1,020,565)
Cash - beginning of period		493,129	2,384,625
Cash - end of period		€503,586	€1,364,060